Exhibit 99.1

FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES THIRD QUARTER 2021 EARNINGS

•Acquisition of Mackinac Financial Corporation closed and integrated on September 3, adding approximately $1.5 billion in assets
•Net income of $7.8 million, compared to $18.3 million in prior quarter and $18.1 million in third quarter 2020, significantly impacted by the Mackinac acquisition
•Net income of $44.3 million for first nine months of 2021, compared to $42.1 million for first nine months of 2020
•Earnings per diluted common share of $0.73 and $4.22 for the three and nine months ended September 30
•Return on average assets of 0.59% and 1.24% for the three and nine months ended September 30
•Completed the private placement of $100 million of Subordinated Notes on July 7

Green Bay, Wisconsin, October 19, 2021 - Nicolet Bankshares, Inc. (NASDAQ: NCBS) (“Nicolet”) announced third quarter 2021 net income of $7.8 million and earnings per diluted common share of $0.73, compared to $18.3 million and $1.77 for second quarter 2021, and $18.1 million and $1.72 for third quarter 2020, respectively. Annualized quarterly return on average assets was 0.59%, 1.62% and 1.55%, for third quarter 2021, second quarter 2021 and third quarter 2020, respectively.

Net income for the nine months ended September 30, 2021 was $44.3 million and earnings per diluted common share was $4.22, compared to net income of $42.1 million and earnings per diluted common share of $3.97 for the first nine months of 2020. Annualized return on average assets was 1.24% and 1.35% for the first nine months of 2021 and 2020, respectively.

On September 3, 2021, Nicolet completed its merger with Mackinac Financial Corporation (“Mackinac”), pursuant to the terms of the definitive merger agreement dated April 12, 2021, at which time Mackinac merged with and into Nicolet, expanding Nicolet prominently into Northern Michigan and the Upper Peninsula of Michigan, and adding to Nicolet’s presence in upper northeastern Wisconsin. Mackinac shareholders received fixed consideration of 0.22 shares of Nicolet common stock and $4.64 in cash for each share of Mackinac common stock owned, resulting in the issuance of 2.3 million shares of Nicolet common stock for stock consideration of $180 million and cash consideration of $49 million, or a total purchase price of $229 million. Upon consummation, Mackinac added total assets of $1.5 billion, loans of $0.9 billion, deposits of $1.4 billion and preliminary goodwill of $92 million.

“We fully expected this to be a noisy quarter from a financial perspective with the closing of the Mackinac acquisition, and the financial results certainly proved that to be true. However, we view our acquisitions as long-term investments in the Nicolet franchise, which helps dampen some of the noise. Our integration team delivered another solid performance of combining two banks. We are especially pleased with the core performance of the bank this quarter. Our people did a great job of serving our customers without being distracted by the Mackinac integration. We remain focused on introducing our brand to new communities, introducing our culture to new employees, and operating an outstanding community bank,” said Mike Daniels, President and CEO of Nicolet.

“Our organic loan growth is pacing at 7.5% annualized, and continues to stay ahead of our PPP forgiveness activity. Our credit metrics, including the addition of Mackinac, remain pristine and reflective of our strong credit culture,” Daniels said. “We continue to focus on capital management, and although we were out of the market for about half of the quarter due to our M&A activity and related shareholder meetings, we repurchased $17.1 million or 233,594 of our shares through our repurchase program.”

“The merger, while an exciting part of our business model, created some disruption in our reported earnings performance; however, internally we continue to measure and monitor these results to make sure we are remaining true to our commitment to provide superior shareholder return,” commented Bob Atwell, Executive Chairman of Nicolet.

Balance Sheet Review
At September 30, 2021, period end assets were $6.4 billion, an increase of $1.8 billion (40%) from June 30, 2021, largely due to the acquisition of Mackinac, which added $1.5 billion of assets at acquisition. Total loans increased $0.7 billion from June 30, 2021, with Mackinac adding loans of $0.9 billion at acquisition, partly offset by the transfer of $0.2 billion of loans to other assets held for sale in anticipation of the previously announced sale of the Birmingham, Michigan branch. Total deposits of $5.4 billion at September 30, 2021, increased $1.5 billion (38%) from June 30, 2021, largely due to the acquisition of Mackinac. Total capital was $729 million at September 30, 2021, an increase of $170 million since June 30, 2021, mostly due to the acquisition of Mackinac. For the quarter ended September 30, 2021, Nicolet repurchased 233,594 shares at a total cost of $17.1 million, or an average per share cost of $73.31.

During 2020, we originated 2,725 PPP loans totaling $351 million, bearing a 1% contractual rate, and earned a $12.3 million fee. During 2021, under the latest round of the SBA’s program, Nicolet originated 2,205 PPP loans totaling $160 million and earned a $9.3 million fee. Of the total fees, $5.7 million was accreted into interest in 2020 and $9.8 million was accreted in the first nine months of 2021. At September 30, 2021, the net carrying value of all remaining PPP loans was $72 million (2% of total loans), a $78 million decrease from June 30, 2021, with the $28 million added from the Mackinac acquisition more than offset by continued loan forgiveness.

Asset Quality
Nonperforming assets were $21 million at September 30, consisting of $17 million of nonaccrual loans and $4 million of other real estate owned (primarily closed bank branch properties yet to be sold), and representing 0.33% of total assets, compared to $10 million or 0.21% at June 30, 2021, and $12 million or 0.25% at September 30, 2020. Since the prior quarter, the allowance for credit losses-loans increased $6 million to $38 million, mostly due to the Day 2 allowance increase from the acquisition of Mackinac. At September 30, 2021, the allowance represented 1.09% of total loans.

Income Statement Review
Net income for third quarter 2021 was $7.8 million, compared to net income of $18.3 million for second quarter 2021 and net income of $18.1 million for third quarter 2020.

Net interest income was $35.2 million for third quarter 2021, $0.4 million (1%) lower than $35.6 million for second quarter 2021, comprised of $0.4 million higher interest income more than offset by $0.8 million higher interest expense. Between the sequential quarters, the lower net interest income included favorable volume variances (up $1.8 million) and one additional earning day (up $0.3 million), offset by unfavorable rate changes (down $2.5 million).

Average interest-earning assets of $4.7 billion were up $625 million from second quarter 2021, with higher average loans (up $207 million, mostly timing of the Mackinac acquisition) and continued growth in other interest-earning assets (up $344 million, mostly cash), resulting in a shift in the mix of average interest-earning assets to lower yielding assets. Other interest-earning assets increased to 22% of total interest-earning assets for third quarter 2021 (compared to 17% for second quarter 2021), while the percentage of loans declined to represent 65% of total interest-earning assets for third quarter 2021 (compared to 70% in the prior quarter). Average interest-bearing liabilities of $3.1 billion increased $408 million from second quarter 2021, with higher average interest-bearing deposits (up $308 million, mostly timing of the Mackinac acquisition) and an increase in other interest-bearing liabilities (up $100 million due to the subordinated notes issuance in July).

The net interest margin for third quarter 2021 was 2.94%, down 51bps from 3.45% for second quarter 2021. The yield on interest-earning assets decreased 48bps (to 3.24%), mostly due to the change in mix of interest-earnings assets, including a higher proportion of lower yielding cash assets, continued PPP loan forgiveness, and lower yield on all other loans (down 13bps from the prior quarter, pressured by new or renewed loans in the low rate environment). The cost of funds increased 5bps (to 0.46%) for third quarter 2021, attributable mainly to the $100 million subordinated notes issued in July.

Noninterest income was $14.0 million for third quarter 2021, down $6.2 million (31%) compared to second quarter 2021. Excluding net asset gains (losses), noninterest income was $15.2 million, down $0.8 million (5%) from second quarter

2021. Net mortgage income of $4.8 million remains strong, though continues to slow from the record levels experienced in 2020. Trust services fee income and brokerage fee income combined increased $0.3 million (6%) over second quarter 2021. Net asset losses were $1.2 million (comprised primarily of market losses on an equity investment), compared to net asset gains of $4.2 million in second quarter 2021 (comprised primarily of market gains on the same equity investment’s initial public offering during the quarter). All remaining noninterest income categories combined decreased $0.3 million from second quarter 2021 largely due to the favorable resolution of an early lease termination in the prior quarter.

Noninterest expense of $33.1 million increased $2.3 million (8%) from second quarter 2021. Personnel expense decreased $0.2 million (1%) from second quarter 2021, while all non-personnel expenses combined increased $2.5 million (18%) over second quarter 2021. The increase in non-personnel expenses was largely due to higher merger-related expense, a $0.9 million impairment charge for the previously announced closure of five legacy Nicolet branches, and a larger operating base, partly offset by a $2 million contract termination charge incurred in second quarter.

On June 22, 2021, we entered into a definitive merger agreement with County Bancorp, Inc. (“County” (NASDAQ: ICBK)) pursuant to which County will merge with and into Nicolet, to become the premier agriculture lender throughout Wisconsin. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, County shareholders will have the right to receive for each share of County common stock, at the election of each holder and subject to proration, either $37.18 in cash or 0.48 shares of Nicolet common stock. County shareholder elections will be prorated to ensure the total consideration will consist of approximately 20% cash and approximately 80% common stock. At June 30, 2021, County had total assets of $1.5 billion, loans of $1.0 billion, deposits of $1.1 billion and equity of $175 million. As of September 7, 2021, Nicolet had received all regulatory approvals for the County merger. On October 5, 2021, the shareholders of both County and Nicolet approved the merger at special meetings of their respective shareholders held on that date. Nicolet expects to close the merger on December 3, 2021, subject to customary closing conditions.

About Nicolet Bankshares, Inc.
Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin, Northern Michigan and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, statements about Nicolet’s business plans, objectives, expectations and intentions, including without limitation our continuing organic loan growth, as well as certain plans, expectations, goals, projections and benefits relating to the September 2021 merger of Mackinac into Nicolet and the proposed merger between Nicolet and County, all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet with the SEC, risks and uncertainties, including but not limited to risks and uncertainties for Nicolet with respect to its completed merger with Mackinac and its proposed merger with County, that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of either or both of the mergers will not be realized or will not be realized within the expected time period; (2) the risk that integration of Mackinac’s operations and/or County’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the inability of Nicolet and/or County to meet expectations regarding the timing of their proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the mergers; (5) the failure of Nicolet and/or County to satisfy any remaining conditions to completion of their proposed merger; (6) the failure of the proposed merger with County to close for any other reason; (7) diversion of management’s attention from ongoing business operations and opportunities due to the completed merger with Mackinac and the proposed merger with County; (8) the challenges of integrating and retaining key employees of Nicolet, including those who joined Nicolet from Mackinac, as well as key employees of County; (9) the effect of the announcements and completion of the mergers on Nicolet’s, Mackinac’s, County’s, and/or the combined companies’ respective customer and employee relationships and operating results; (10) the possibility that the Mackinac integration, as well as the proposed merger with and integration of County, may be more expensive and time-consuming to complete than anticipated, including as a result of unexpected factors or events; (11) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the completed merger with Mackinac and the proposed merger with County; (12) the magnitude and duration of the COVID pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, County, and the combined company; (13) changes in consumer demand for financial services; and (14) general competitive, economic, political and market conditions and fluctuations. Please refer to each of Nicolet’s, Mackinac’s, and County’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

The COVID pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions or turbulence in domestic financial markets could adversely affect Nicolet’s revenues and the values of its assets and liabilities, lead to a tightening of credit, and increase stock price volatility. In addition, the COVID pandemic may result in changes to statutes, regulations, or regulatory policies or practices that could affect Nicolet in substantial and unpredictable ways.

All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, Nicolet does not assume any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Important Information for Investors
This communication relates to the proposed merger transaction involving Nicolet and County. In connection with the proposed merger, Nicolet has filed a joint proxy statement-prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT-PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, COUNTY, AND THE PROPOSED MERGER. Investors may obtain copies of the joint proxy statement-prospectus and other relevant documents free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet are available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by County are available free of charge on County’s website at Investors.ICBK.com/documents.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nicolet Bankshares, Inc.
Consolidated Balance Sheets (Unaudited)
	At or for the Three Months Ended
(In thousands, except share data)	09/30/2021	06/30/2021	03/31/2021	12/31/2020	09/30/2020
Assets:
Cash and due from banks	$217,608	$77,634	$61,295	$88,460	$67,922
Interest-earning deposits	1,132,997	714,772	674,559	714,399	785,642
Cash and cash equivalents	1,350,605	792,406	735,854	802,859	853,564
Certificates of deposit in other banks	24,079	23,387	27,296	29,521	32,969
Securities available for sale, at fair value	715,942	562,028	558,229	539,337	535,351
Securities held to maturity, at amortized cost	49,063	—	—	—	—
Other investments	38,602	33,440	28,248	27,619	26,636
Loans held for sale	16,784	11,235	16,883	21,450	8,384
Other assets held for sale	177,627	—	—	—	—
Loans	3,533,198	2,820,331	2,846,351	2,789,101	2,908,793
Allowance for credit losses - loans	(38,399)	(32,561)	(32,626)	(32,173)	(31,388)
Loans, net	3,494,799	2,787,770	2,813,725	2,756,928	2,877,405
Premises and equipment, net	83,513	61,618	59,413	59,944	64,184
Bank owned life insurance ("BOLI")	100,690	84,347	83,788	83,262	82,905
Goodwill and other intangibles, net	269,954	173,711	174,501	175,353	176,213
Accrued interest receivable and other assets	86,162	57,405	45,867	55,516	48,764
Total assets	$6,407,820	$4,587,347	$4,543,804	$4,551,789	$4,706,375

Liabilities and Stockholders' Equity
Liabilities:
Noninterest-bearing demand deposits	$1,852,119	$1,324,994	$1,216,477	$1,212,787	$1,135,384
Interest-bearing deposits	3,576,655	2,614,028	2,684,117	2,697,612	2,577,424
Total deposits	5,428,774	3,939,022	3,900,594	3,910,399	3,712,808
Short-term borrowings	—	—	—	—	—
Long-term borrowings	144,233	45,108	43,988	53,869	405,826
Other liabilities held for sale	47,496	—	—	—	—
Accrued interest payable and other liabilities	58,039	43,822	49,176	48,332	48,872
Total liabilities	5,678,542	4,027,952	3,993,758	4,012,600	4,167,506
Stockholders' Equity:
Common stock	120	98	100	100	102
Additional paid-in capital	425,367	261,096	271,388	273,390	289,536
Retained earnings	297,299	289,475	271,191	252,952	234,965
Accumulated other comprehensive income (loss)	6,492	8,726	7,367	12,747	13,465
Total Nicolet stockholders' equity	729,278	559,395	550,046	539,189	538,068
Noncontrolling interest	—	—	—	—	801
Total liabilities, noncontrolling interest, and stockholders' equity	$6,407,820	$4,587,347	$4,543,804	$4,551,789	$4,706,375

Common shares outstanding	11,952,438	9,843,141	9,987,897	10,011,342	10,196,228

Nicolet Bankshares, Inc.
Consolidated Statements of Income (Unaudited)
	At or for the Three Months Ended					At or for the Nine Months Ended
(In thousands, except per share data)	09/30/2021	06/30/2021	03/31/2021	12/31/2020	09/30/2020	9/30/2021	9/30/2020
Interest income:
Loans, including loan fees	$35,294	$35,111	$33,862	$34,781	$34,047	$104,267	$101,591
Taxable investment securities	2,061	2,060	1,814	2,003	2,001	5,935	6,115
Tax-exempt investment securities	517	520	545	559	542	1,582	1,542
Other interest income	869	616	655	694	680	2,140	1,917
Total interest income	38,741	38,307	36,876	38,037	37,270	113,924	111,165
Interest expense:
Deposits	2,444	2,433	2,922	3,445	3,784	7,799	13,196
Short-term borrowings	—	—	—	1	—	—	65
Long-term borrowings	1,113	303	313	573	926	1,729	2,584
Total interest expense	3,557	2,736	3,235	4,019	4,710	9,528	15,845
Net interest income	35,184	35,571	33,641	34,018	32,560	104,396	95,320
Provision for credit losses	6,000	—	500	1,300	3,000	6,500	9,000
Net interest income after provision for credit losses	29,184	35,571	33,141	32,718	29,560	97,896	86,320
Noninterest income:
Trust services fee income	2,043	1,906	1,775	1,746	1,628	5,724	4,717
Brokerage fee income	3,154	2,991	2,793	2,673	2,489	8,938	7,080
Mortgage income, net	4,808	5,599	7,230	7,842	9,675	17,637	21,965
Service charges on deposit accounts	1,314	1,136	1,091	1,133	1,037	3,541	3,075
Card interchange income	2,299	2,266	1,927	1,922	1,877	6,492	5,076
BOLI income	572	559	527	936	531	1,658	1,774
Asset gains (losses), net	(1,187)	4,192	711	(620)	217	3,716	(1,185)
Other noninterest income	993	1,529	1,072	1,247	1,237	3,594	3,245
Total noninterest income	13,996	20,178	17,126	16,879	18,691	51,300	45,747
Noninterest expense:
Personnel expense	16,927	17,084	15,116	15,244	14,072	49,127	41,877
Occupancy, equipment and office	5,749	4,053	4,137	4,102	4,051	13,939	12,616
Business development and marketing	1,654	1,210	989	713	810	3,853	4,683
Data processing	2,939	2,811	2,658	2,921	2,612	8,408	7,574
Intangibles amortization	758	790	852	860	834	2,400	2,707
FDIC assessments	480	480	595	360	347	1,555	347
Merger-related expense	2,793	656	—	167	151	3,449	853
Other noninterest expense	1,761	3,663	1,734	1,000	808	7,158	4,695
Total noninterest expense	33,061	30,747	26,081	25,367	23,685	89,889	75,352
Income before income tax expense	10,119	25,002	24,186	24,230	24,566	59,307	56,715
Income tax expense	2,295	6,718	5,947	6,145	6,434	14,960	14,331
Net income	7,824	18,284	18,239	18,085	18,132	44,347	42,384
Net income attributable to noncontrolling interest	—	—	—	98	30	—	249
Net income attributable to Nicolet	$7,824	$18,284	$18,239	$17,987	$18,102	$44,347	$42,135
Earnings per common share:
Basic	$0.75	$1.85	$1.82	$1.79	$1.75	$4.39	$4.04
Diluted	$0.73	$1.77	$1.75	$1.74	$1.72	$4.22	$3.97
Common shares outstanding:
Basic weighted average	10,392	9,902	9,998	10,074	10,349	10,098	10,426
Diluted weighted average	10,776	10,326	10,403	10,350	10,499	10,503	10,605

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited)
	At or for the Three Months Ended					At or for the Nine Months Ended
(In thousands, except share & per share data)	09/30/2021	6/30/2021	3/31/2021	12/31/2020	9/30/2020	9/30/2021	9/30/2020
Selected Average Balances:
Loans	$3,076,422	$2,869,105	$2,825,664	$2,868,827	$2,871,256	$2,924,648	$2,760,309
Investment securities	611,870	537,632	528,342	520,867	496,153	559,588	479,916
Interest-earning assets	4,734,768	4,109,394	4,089,603	4,091,460	4,216,106	4,313,618	3,768,676
Cash and cash equivalents	1,100,153	716,873	750,075	714,031	864,295	856,983	540,552
Goodwill and other intangibles, net	201,748	174,026	174,825	175,678	169,353	183,632	166,493
Total assets	5,246,193	4,527,839	4,514,927	4,515,226	4,633,359	4,765,665	4,167,902
Deposits	4,448,468	3,897,797	3,875,205	3,793,430	3,636,260	4,075,923	3,320,994
Interest-bearing liabilities	3,093,031	2,684,871	2,764,232	2,744,578	2,933,737	2,848,583	2,632,280
Stockholders’ equity (common)	608,946	550,974	544,541	537,920	537,826	568,390	523,904
Selected Ratios: (1)
Book value per common share	$61.01	$56.83	$55.07	$53.86	$52.77	$61.01	$52.77
Tangible book value per common share (2)	$38.43	$39.18	$37.60	$36.34	$35.49	$38.43	$35.49
Return on average assets	0.59%	1.62%	1.64%	1.58%	1.55%	1.24%	1.35%
Return on average common equity	5.10	13.31	13.58	13.30	13.39	10.43	10.74
Return on average tangible common equity (2)	7.62	19.46	20.01	19.75	19.54	15.41	15.75
Average equity to average assets	11.61	12.17	12.06	11.91	11.61	11.93	12.57
Stockholders’ equity to assets	11.38	12.19	12.11	11.85	11.43	11.38	11.43
Tangible common equity to tangible assets (2)	7.48	8.74	8.60	8.31	7.99	7.48	7.99
Net interest margin	2.94	3.45	3.31	3.29	3.06	3.22	3.35
Efficiency ratio	65.32	59.37	51.84	48.99	46.18	58.86	52.71
Effective tax rate	22.68	26.87	24.59	25.36	26.19	25.22	25.27
Selected Asset Quality Information:
Nonaccrual loans	$16,715	$6,932	$8,965	$9,455	$10,997	$16,715	$10,997
Other real estate owned	4,469	2,895	3,797	3,608	1,000	4,469	1,000
Nonperforming assets	$21,184	$9,827	$12,762	$13,063	$11,997	$21,184	$11,997
Net loan charge-offs (recoveries)	$58	$65	$47	$515	$743	$170	$869
Allowance for credit losses-loans to loans	1.09%	1.15%	1.15%	1.15%	1.08%	1.09%	1.08%
Net loan charge-offs to average loans (1)	0.01	0.01	0.01	0.07	0.10	0.01	0.04
Nonperforming loans to total loans	0.47	0.25	0.31	0.34	0.38	0.47	0.38
Nonperforming assets to total assets	0.33	0.21	0.28	0.29	0.25	0.33	0.25
Stock Repurchase Information:
Common stock repurchased (dollars) (3)	$17,125	$12,453	$4,102	$12,909	$13,732	$33,680	$27,635
Common stock repurchased (full shares) (3)	233,594	157,418	56,886	205,001	234.914	447,898	441,747
Non-GAAP Financial Measures: (2)
Total assets	$6,407,820	$4,587,347	$4,543,804	$4,551,789	$4,706,375
Goodwill and other intangibles, net	269,954	173,711	174,501	175,353	176,213
Tangible assets	$6,137,866	$4,413,636	$4,369,303	$4,376,436	$4,530,162
Stockholders’ equity	$729,278	$559,395	$550,046	$539,189	$538,068
Goodwill and other intangibles, net	269,954	173,711	174,501	175,353	176,213
Tangible common equity	$459,324	$385,684	$375,545	$363,836	$361,855
Average stockholders’ equity (common)	$608,946	$550,974	$544,541	$537,920	$537,826	$568,390	$523,904
Average goodwill and other intangibles, net	201,748	174,026	174,825	175,678	169,353	183,632	166,493
Average tangible common equity	$407,198	$376,948	$369,716	$362,242	$368,473	$384,758	$357,411
1Income statement-related ratios for partial-year periods are annualized.
2The ratios of tangible book value per common share, return on average tangible common equity, and tangible common equity to tangible assets exclude goodwill and other intangibles, net. These financial ratios have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength. See section Non-GAAP Financial Measures for a reconciliation of these financial measures.
3Reflects common stock repurchased under board of director authorizations for the common stock repurchase program.

Nicolet Bankshares, Inc.
Net Interest Income and Net Interest Margin Analysis (Unaudited)

	At or for the Three Months Ended
	September 30, 2021			June 30, 2021			September 30, 2020
	Average		Average	Average		Average	Average		Average
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
PPP loans	$109,318	$2,310	8.27%	$205,639	$4,862	9.35%	$332,816	$2,477	2.91%
Total loans ex PPP	2,967,104	33,001	4.37%	2,663,466	30,267	4.50%	2,538,440	31,598	4.89%
Total loans (1) (2)	3,076,422	35,311	4.51%	2,869,105	35,129	4.85%	2,871,256	34,075	4.66%
Investment securities (2)	611,870	2,805	1.83%	537,632	2,794	2.08%	496,153	2,764	2.23%
Other interest-earning assets	1,046,476	869	0.33%	702,657	616	0.35%	848,697	680	0.32%
Total interest-earning assets	4,734,768	$38,985	3.24%	4,109,394	$38,539	3.72%	4,216,106	$37,519	3.50%
Other assets, net	511,425			418,445			417,253
Total assets	$5,246,193			$4,527,839			$4,633,359
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing core deposits	$2,665,252	$1,550	0.23%	$2,387,730	$1,523	0.26%	$2,180,575	$2,541	0.46%
Brokered deposits	284,164	894	1.25%	253,816	910	1.44%	336,026	1,243	1.47%
Total interest-bearing deposits	2,949,416	2,444	0.33%	2,641,546	2,433	0.37%	2,516,601	3,784	0.60%
PPPLF	—	—	0.00%	—	—	0.00%	335,865	297	0.35%
Other interest-bearing liabilities	143,615	1,113	3.08%	43,325	303	2.76%	81,271	629	3.05%
Total interest-bearing liabilities	3,093,031	$3,557	0.46%	2,684,871	$2,736	0.41%	2,933,737	$4,710	0.64%
Noninterest-bearing demand deposits	1,499,052			1,256,251			1,119,659
Other liabilities	45,164			35,743			42,137
Stockholders' equity	608,946			550,974			537,826
Total liabilities and stockholders' equity	$5,246,193			$4,527,839			$4,633,359
Net interest income and rate spread		$35,428	2.78%		$35,803	3.31%		$32,809	2.86%
Net interest margin			2.94%			3.45%			3.06%

	At or for the Nine Months Ended
	September 30, 2021			September 30, 2020
	Average		Average	Average		Average
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
PPP loans	$173,463	$11,123	8.46%	$199,662	$4,263	2.80%
Total loans ex PPP	2,751,185	93,202	4.48%	2,560,647	97,414	5.01%
Total loans (1) (2)	2,924,648	104,325	4.71%	2,760,309	101,677	4.85%
Investment securities (2)	559,588	8,187	1.95%	479,916	8,280	2.30%
Other interest-earning assets	829,382	2,140	0.34%	528,451	1,917	0.48%
Total interest-earning assets	4,313,618	$114,652	3.51%	3,768,676	$111,874	3.91%
Other assets, net	452,047			399,226
Total assets	$4,765,665			$4,167,902
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing core deposits	$2,483,963	$4,914	0.26%	$2,070,500	$9,894	0.64%
Brokered deposits	284,738	2,885	1.35%	279,165	3,302	1.58%
Total interest-bearing deposits	2,768,701	7,799	0.38%	2,349,665	13,196	0.75%
PPPLF	—	—	0.00%	191,535	507	0.35%
Other interest-bearing liabilities	79,882	1,729	2.87%	91,080	2,142	3.10%
Total interest-bearing liabilities	2,848,583	$9,528	0.45%	2,632,280	$15,845	0.80%
Noninterest-bearing demand deposits	1,307,222			971,329
Other liabilities	41,470			40,389
Stockholders' equity	568,390			523,904
Total liabilities and stockholders' equity	$4,765,665			$4,167,902
Net interest income and rate spread		$105,124	3.06%		$96,029	3.11%
Net interest margin			3.22%			3.35%
(1) Nonaccrual loans and loans held for sale are included in the daily average loan balances outstanding.
(2) The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 21%, and adjusted for the disallowance of interest expense.